

TD Prime Services LLC

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

October 31, 2020

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2023

Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 03337

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___11/01/2019___ AND ENDING ___10/31/2020___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TD Prime Services LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Vanderbilt Avenue

(No. and Street)

New York	**NY**	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rosenthal   212-827-6840

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLC

(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Rosenthal _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

TD Prime Services LLC _____ , as

of _____ October 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of New York)
County of Nassau)

Richard Rosenthal
Signature

Chief Financial Officer
Title

Sylvia R Bordzuk
Notary Public

SYLVIA R BORDZUK
Notary Public - State of New York
NO. 01BO6156866
Qualified in Nassau County
My Commission Expires 12 | 4 | 22

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TD Prime Services LLC

Statement of Financial Condition

As Of October 31, 2020

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of TD Prime Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Prime Services LLC (the "Company") as of October 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

December 18, 2020


TD Prime Services LLC
Statement of Financial Condition
October 31, 2020

(In Thousands)


Assets

Cash	$	109,713
Cash and securities segregated in compliance with federal regulations		29,360
Deposits with clearing organizations		119,497
Securities borrowed		16,786,489
Securities borrowed from affiliate		35,657
Securities received as collateral, at fair value		3,530,443
Receivable from customers		1,808,239
Receivable from brokers		41,135
Securities owned, at fair value		2,766
Receivable from affiliates		1,521
Other assets		2,658
Total assets	$	22,467,478

Liabilities and Member's Equity

Liabilities

Loan payable to affiliate	$	2,850,000
Securities loaned		14,254,891
Securities loaned to affiliate		423,169
Obligation to return securities received as collateral, at fair value		3,530,443
Payable to brokers		90,905
Payable to affiliates		3,728
Payable to customers		349,025
Accounts payable and accrued expenses		1,086
		21,503,247
Liabilities subordinated to claims of general creditors		600,000
Total liabilities		22,103,247
Member's Equity		364,231
Total liabilities and member's equity	$	22,467,478

See accompanying notes to statement of financial conditions.

TD Prime Services LLC
Notes to Statement of Financial Condition

1. Organization

TD Prime Services LLC ("TDPS" or the "Company"), is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.) Inc. ("TDH"), which is a wholly owned subsidiary of TD Group US Holdings LLC ("TDGUS"), which is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank").

The Company is primarily engaged in providing brokerage services. The Company's prime brokerage group provides financing, securities lending and other prime brokerage services. The Company's sales and trading area acts as an agent for institutional clients in the purchase and sale of domestic and foreign equity securities, American Depository Receipts ("ADR's"), listed options and as principal for transactions in a limited number of equity and preferred securities. As a member of the New York Stock Exchange ("NYSE"), the Company provides trade execution from the NYSE in a floor broker capacity. The Company self-clears all its customer equity, option and fixed income business through its own account at the Depository Trust Company ("DTCC"), National Securities Clearing Corp ("NSCC") and Options Clearing Corporation ("OCC") facilities while utilizing foreign custodial relationships for clearance and custody of foreign securities. The Company currently operates in one reportable business segment which represents principally all of the Company's capital markets activities.

Additionally, the Company maintains memberships with the NYSE, the NASDAQ Stock Market, the International Securities Exchange ("ISE") and various other exchanges.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"), which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

The World Health Organization declared outbreak of the coronavirus (COVID-19) pandemic in the first quarter of 2020 has resulted in economic uncertainties which could negatively impact the Company's financial condition. The Company determined that there was no material impact as a result of the pandemic and the responses of various governments.

Revenue Recognition

Revenue is recognized at an amount that reflects the consideration the Company expects to be entitled to in exchange for providing services to a customer. The Company recognizes revenue when it has satisfied its obligation to provide the agreed upon services to the customer. The determination of when performance obligations are satisfied, which may affect the timing of revenue recognition, requires the use of judgment.

The Company's stock borrowing and lending contracts have a term of less than one year, consist of a single performance obligation, and the performance obligations generally reflect the individual services outlined in the contracts. Other revenues, principally in the prime brokerage business, are generated from contracts

2. Summary of Significant Accounting Policies (continued)

where revenues are recognized when, or as, services or products are transferred to customers for amounts the Company expects to be entitled.

The Company's receipt of payment from customers generally occurs subsequent to the satisfaction of performance obligations or a short time thereafter. As such, the Company has not recognized any material contract assets (unbilled receivables) or contract liabilities (deferred revenues) and there is no significant financing component associated with the consideration due to the Company

Fair Value Measurements

The Company measures many of its assets and liabilities on a recurring basis at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures.* Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating an instrument's fair value in accordance with the various standards. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates.

Fair Value Hierarchy

ASC 820, *Fair Value Measurements and Disclosures*, establishes a three-level hierarchy for valuation and disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical financial instruments in active markets that are accessible by the Company at the measurement date. Level 1 assets and liabilities generally include equity securities that are traded in an active exchange market.

Level 2 – Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques requiring significant management judgment or estimation.

TD Prime Services LLC
Notes to Statement of Financial Condition

2. Summary of Significant Accounting Policies (continued)

Cash

Cash consists of demand and term deposits at various deposit taking institutions which can be withdrawn without restriction.

Cash and Securities Segregated in Compliance with Federal Regulations

The Company is obligated by rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA") to maintain and segregate cash and/or securities in a special reserve bank account for the benefit of customers. The amount included in cash and securities segregated in compliance with regulations in the statement of financial condition approximates fair value.

Receivables from and Payables to Brokers and Deposits with Clearing Organizations

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts included in deposits with clearing organizations and receivable from/payable to brokers in the statement of financial condition approximates fair value.

Receivables from and Payables to Affiliates and Loan Payable to Affiliate

Loan payable to affiliate represents the amount drawn by the Company under its existing $3.0 billion unsecured revolving line of credit agreement with TDH. Other receivables and payables from/to affiliates consist primarily of interest receivable and interest payable on open securities borrowed and securities lending transactions and amounts due to/from affiliates under tax transfer pricing agreements. See note 6 for additional information on related-party transactions.

Receivable from/Payable to Customers

Receivable from and payable to customers include amounts due in cash and margin accounts.

Securities Owned, at Fair Value

Securities owned, at fair value, consist of equity securities. These instruments, as well as related revenues and expenses, are recorded on a trade date basis

Securities Borrowed, Securities Borrowed from Affiliate, Securities Loaned, and Securities Loaned to Affiliate

Securities borrowed and securities loaned transactions are generally reported as collateralized financings and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. The value of cash and other collateral generally exceeds the value of the securities borrowed. Likewise, with respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned.

2. Summary of Significant Accounting Policies (continued)

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of the cash collateral advanced or received and adjusted for additional collateral required. Securities borrowed income and securities loaned expense represents primarily the interest income and expense on these outstanding debit and credit balances, respectively on an accrual basis.

Securities Received as Collateral, at Fair Value and Obligations to Return Securities Received as Collateral, at Fair Value

The Company acts as lender in a securities lending transaction and may receive securities that can be pledged or sold as collateral instead of receiving cash. It recognizes an asset on the statement of financial condition for the market value of those securities (securities received as collateral, at fair value) and recognizes a liability for the same amount to recognize the obligation to return such collateral (obligation to return securities received as collateral, at fair value).

The Company acts as a borrower in a securities borrowing transaction and may provide securities instead of cash as collateral. These transactions are not recognized on the statement of financial condition. The fair value of these securities borrowed on October 31, 2020 was $8.64 billion.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are revalued at rates of exchange prevailing at the close of business at the statement of financial condition date, while statement of income accounts are translated at a rate of exchange on the date the transactions occur. .

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the financial statements in accordance with ASC 740, *Income Taxes*. Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities, with the cumulative effect included in the Statement of operations for the period in which the change was enacted. A deferred tax valuation allowance is established when, in the judgment of management, it is more likely than not that all or a portion of deferred tax assets will not be realized. The Company recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

3. New Accounting Policies

Accounting Developments

In May 2014, the FASB issued ASU 2014-09, "*Revenue from Contracts with Customers (Topic 606)*", which is intended to improve the financial reporting of revenue and comparability of the top line in financial statements globally. The core principle of the new standard is for the recognition of revenue to depict the transfer of goods or services to customers in amounts that reflect the payment to which the company expects to be entitled in exchange for those goods or services. The new standard resulted in enhanced revenue disclosures, provide guidance for transactions that were not previously addressed comprehensively and improved guidance for multiple-element arrangements. The standard was adopted starting November 1, 2018 (for the 2019 fiscal year). The guidance did not have a material impact on the financial statements as the pattern of recognizing revenue did not change.

In February 2016, the FASB issued ASU 2016-02, "*Leases (Topic 842)*", which requires assets and liabilities from all outstanding lease contracts to be recognized on balance sheet (with limited exceptions). The guidance substantially changes a lessee's accounting for leases and requires the recording on balance sheet of a "right-of-use" asset and liability to make lease payments for most leases. A lessee will continue to recognize expense in its Statement of operations in a manner similar to the requirements under the current lease accounting guidance. For lessors, the guidance modifies classification criteria and accounting for sales-type and direct financing leases and requires a lessor to derecognize the carrying value of the leased asset that is considered to have been transferred to a lessee and record a lease receivable and residual asset. The guidance also eliminates the real estate specific provisions of the current guidance. This guidance was effective for the October 31, 2020 annual reporting period. The guidance did not have a material impact on the financial statements.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)* that requires the Company to provide users of the financial statements with more information on expected credit losses on financial instruments held at each balance sheet date. The amendments replace the current incurred loss methodology with an expected loss methodology incorporating a broader range of information to support credit loss estimates. This guidance will be effective for the October 31, 2021 annual reporting period. The guidance is not expected to have a material impact on the financial statements.

4. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in note 2.

Other financial instruments are recorded by the Company at amounts which approximate fair value. These financial instruments are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short-term, or bear interest at market rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

4. Fair Value Measurements (continued)

Transfers between Levels 1 and 2 generally relate to whether a market becomes active or less active. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurement in their entirety. The Company's policy is to recognize transfers in and transfers out as of the beginning of the period of the event or date of the change in circumstance that caused the change in level. There were no transfers into and out of each level of the fair value hierarchy during the year ended October 31, 2020.

At October 31, 2020, there were no liabilities measured at fair value on a recurring basis. The following table presents the level within the fair value hierarchy for each of the Company's assets measured at fair value on a recurring basis as of October 31, 2020:

Description	Total	Level 1	Level 2	Level 3
Assets				
Securities owned, at fair value				
Equity securities, at fair value	$ 2,766	$ 2,766	$ -	$ -

5. Collateralized Financing Transactions

The Company enters into securities borrowing and lending transactions to meet counterparty needs, earn residual interest spreads, and obtain securities for settlement purposes. Under these transactions, the Company either receives or provides collateral, including equities, U.S. Government and agency securities, corporate bonds, cash or other collateral.

Under most agreements, the Company is permitted to sell or re-pledge securities received as collateral. At October 31, 2020, the fair value of securities received as collateral $19.7 billion, all of which the Company is permitted to sell or re-pledge, of which $33 million was received from affiliated companies. The fair value of securities received as collateral that had been sold or re-pledged was $17.7 billion, of which $27 million was received from affiliated companies.

Offsetting of Collateralized Financing Transactions

Substantially all securities borrow and loan agreements are transacted under master securities loan agreements that give the Company the right to liquidate securities held and offset receivables and payables with the same counterparty in the event of default by that counterparty. The Company could offset securities borrowed and securities loaned transactions with the same counterparty on the statement of financial condition when the transactions have the same explicit maturity date and enforceable netting terms as included in the stock loan agreement.

5. Collateralized Financing Transactions (continued)

The tables below present the gross balances, amounts offset, and market value of financial instruments received or pledged:

Assets - October 31, 2020

(amounts in $millions)	Gross Assets	Amounts Offset in Statement of Financial Condition	Net Amounts Reported in Statement of Financial Condition	Financial Instruments	Cash collateral received	Net Amount
Receivables under securities borrowed transactions	$ 16,823	$ -	$ 16,823	$ 16,166	$ -	$ 657
Securities received as collateral, at fair value	$ 3,530	$ -	$ 3,530	$ 3,530	$ -	$ -
Total	$ 20,353	$ -	$ 20,353	$ 19,696	$ -	$ 657

Liabilities - October 31, 2020

(amounts in $millions)	Gross Liabilities	Amounts Offset in Statement of Financial Condition	Net Amounts Reported in Statement of Financial Condition	Financial Instruments	Cash collateral paid	Net Amount
Payables under securities loaned transactions	$ 14,679	$ -	$ 14,679	$ 14,170	$ -	$ 509
Obligation to return securities received as collateral, at fair value	$ 3,530	$ -	$ 3,530	$ 3,530	$ -	$ -
Total	$ 18,209	$ -	$ 18,209	$ 17,700	$ -	$ 509

The columns titled financial instruments represent the fair value of securities pledged and received under repurchase agreements or securities lending agreements. These amounts are not offset in the statement of financial condition, but are shown as a reduction to the net amounts reported in the statement of financial condition for the purpose of deriving a net asset or liability in the above table.

5. Collateralized Financing Transactions (continued)

Payable under Securities Loaned Transactions Accounted for as Secured Borrowings:

The tables below represent stock loan agreements by remaining term to maturity and class of collateral pledged as of October 31, 2020.

(amounts in $millions)	Maturity Overnight and continuous	30 days or less	After 30 through 90 days	After 90 days	Payable under stock loan agreements
Securities loaned	$ 13,403	$ 1,219	$ 57	$ -	$ 14,679
Obligation to return securities received as collateral, at fair value	$ 1,972	$ -	$ 1,558	$ -	$ 3,530
Total	$ 15,375	$ 1,219	$ 1,615	$ -	$ 18,209

Class of Collateral Pledged	Payable under stock loan agreements
Equities	$ 16,101
Corporate debt	125
US government	1,983
Total	$ 18,209

6. Related-Party Transactions

During the year ended October 31, 2020, the Company entered into certain securities borrowing and securities lending agreements with an affiliate. The collateral associated with these agreements can be either cash or other securities. At October 31, 2020, the aggregate fair value of the securities borrowed vs cash collateral was approximately $33 million, and the aggregate fair value of the securities loaned vs cash collateral was approximately $409 million. All of these agreements mature overnight. The aggregate contract value of such securities borrowed and securities loaned versus cash as collateral, including accrued interest, was approximately $36 million and $423 million, respectively. At October 31, 2020, the aggregate fair value of the collateral related to such securities borrowed and the securities loaned vs different securities provided as collateral was approximately $1.43 billion and $1.42 billion, respectively. All of these agreements mature overnight.

6. Related-Party Transactions (continued)

The Company has an existing $3.0 billion unsecured revolving line of credit agreement with TDH, of which $2.85 billion was drawn as of October 31, 2020. Loans drawn under the line of credit bear interest at the hourly effective federal funds rate.

Also, the Company has an existing CAD $500 million unsecured revolving line of credit with the Bank, of which $2.3 million was drawn as of October 31, 2020.

Affiliates of the Company provide support services under Service Level Agreements ("SLA's") that define the services to be provided by those affiliates and the basis upon which the Company will reimburse them for expenses incurred in providing those services. One affiliate also provides services such as payment of direct expenses which are reimbursed by the Company. As of October 31, 2020, the Company has a payable to affiliates of $1.3 million representing amounts owed and due under these SLA's not paid as of that date. In addition, at October 31, 2020, the Company has booked net taxes receivable from TDH in the amount $1.5 million. See note 11 for additional information regarding the Company's relationship with TDH with regard to income taxes.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1.5 million or 2% of the Rule 15c3-3 aggregate debit items, as defined. At October 31, 2020, the Company had net capital of approximately $657.0 million, which exceeded its requirement of $33.0 million by approximately $624.0 million. At October 31, 2020, the Company's percentage of aggregate debit items to net capital was 39.8%.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. The Company's deposit requirements on October 31, 2020 was $0 and the Company had securities in the amount of $29.2 million segregated in a special reserve account for the exclusive benefit of customers.

The Company has entered into appropriate proprietary accounts of broker-dealers ("PAB") agreements with a clearing firm, and the clearing firm has not given notice to the Company that they did not maintain adequate PAB reserves in order for the Company to classify its proprietary accounts held at the clearing firm as allowable assets in the Company's net capital computations. As a clearing broker-dealer, the Company computes a reserve requirement for PAB. The Company's deposit requirements for PAB customers on October 31, 2020 was $0 and the Company had securities in the amount of $0.1 million segregated in a special reserve account for the exclusive benefit of PAB customers.

8. Subordinated Borrowing

The Company owes TDH the following amount pursuant to subordination agreements approved by FINRA:

Amount	Maturity	Rate
$ 300,000,000	01/31/22	1-month LIBOR + 1/8 of 1%
$ 300,000,000	11/30/22	1-month LIBOR + 1/8 of 1%

The loans are subordinated to claims of general creditors and are included by the Company for purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Accrued interest payable to TDH pursuant to subordinated agreements is included in payable to affiliates on the statement of financial condition and was immaterial as of October 31, 2020.

9. Off Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various debt, option and equity transactions for clients as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying Statement of financial condition for securities sold not yet purchased should the value of such securities rise.

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits.

In the normal course of business, the Company's customer activities involve the settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risks in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral for loans for such securities in support of various financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required
margin levels daily, and pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

10. Guarantees

The Company is a member of a central counterparty clearing house ("CCP") and a customer of several organizations that clear and settle securities. In the normal course of business, certain activities of the Company involve the settlement of transactions with counterparties through these entities. These activities may expose the Company to risk in the event counterparty is unable to fulfill its contractual obligation. Pursuant to the clearing and membership agreements, the Company has agreed to indemnify these entities for losses that they may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Associated with its CCP membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. Under the terms of the membership agreement, the Company posts collateral in the form of cash or securities relating to this requirement. In general, the Company's guarantee obligations would arise only if the CCP had previously exhausted its resources.

At October 31, 2020, there were no amounts to be indemnified to these entities pursuant to these agreements, and the Company believes that any potential requirement to make payments under these agreements is remote.

11. Income Taxes

The Company, TDH, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, TDH arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDH based upon its proportionate share of the group's U.S. federal, state, and local tax liability. TDPS is treated as a disregarded entity for U.S. tax purposes, and files combined state and local income tax returns with TDH.

The Company currently has $67 thousand of deferred tax assets on its books pertaining to related party interest.

ASC 740-10 clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions and classification of interest and penalties and requires additional disclosures on tax reserves. At October 31, 2020, the Company had minimal unrecognized tax benefits.

The Company operates in the U.S. and other jurisdictions and the years 2017-2019 remain subject to examination by tax authorities

12. Commitments and Contingencies

In the normal course of its business, the Company may be named a defendant in lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, in the opinion of management, no accruals are necessary as of October 31, 2020 as a loss is not probable.

13. Subsequent Events

The Company is required by accounting literature (ASC 855, *Subsequent Events)* to evaluate whether events occurring after the statement of financial condition date but before the date the statement of financial condition is available to be issued require accounting as of the balance sheet date or disclosure in the financial statements. The Company has evaluated all subsequent events through the date of issuance of the financial statements and determined that no such events have occurred.